04015636

SEC[illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43374

RECEIVED MAR 0 8 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nandra Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

120 Broadwav
(No and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Eichler (212) 869-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP including the practice of Eichler Bergsman and Co.
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan Gutman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nandra Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Stewart Berger

Notary Public

STEWART BERGER
Notary Public, State of New York
No. 24-5282130
Qualified in Kings County
Commission Expires July 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANDRA GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

NANDRA GROUP, INC.

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Nandra Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Nandra Group, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nandra Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 & 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 26, 2004

NANDRA GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 136,145	
Commissions receivable	306,386	
Due from clearing brokers	542,853	
Membership in New York Stock Exchange contributed for the use of the company at market value	1,500,000	
Furniture and equipment, fully depreciated	-	
Other assets	34,557	
Total assets		$2,519,941

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 272,169	
Loan payable to broker	249,980	
Total liabilities		$ 522,149
Liabilities subordinated to claims of general creditors:		
Membership in New York Stock exchange contributed for the use of the company at market value		1,500,000
Commitments and contingencies		-
Stockholders' equity:		
Common stock, no par value, 200 shares authorized; 11 shares issued and outstanding	55,000	
Additional paid-in capital	645,000	
Accumulated deficit	(202,208)	
Total stockholders' equity		497,792
Total liabilities and stockholders' equity		$2,519,941

The accompanying notes are an integral part of these financial statements.

NANDRA GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Commission income		$3,706,137
Expenses:		
Salaries and bonuses	$1,910,272	
Payroll taxes and employee benefits	159,544	
NYSE membership lease expense	752,918	
NYSE dues and expenses	367,485	
Telephone	166,929	
Commissions paid	301,123	
Clearance charges	62,038	
Error account	51,200	
Travel and entertainment	91,347	
Professional fees	185,459	
Quotron	105,157	
Insurance	122,493	
New York City and State General Corporation Taxes	1,479	
Office and other	17,575	
Total expenses		4,295,019
Loss from operations		(588,882)
Other income:		
Interest and dividend	16,931	
Other	375,000	
Total other income		391,931
Net loss		($ 196,951)

The accompanying notes are an integral part of these financial statements.

NANDRA GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss		($196,951)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in due from clearing brokers	($268,165)	
Decrease in commissions receivable	264,495	
Decrease in other assets	16,205	
Decrease in accounts payable and accrued expenses	(262,684)	
Total adjustments		(250,149)
Net cash used by operating activities		(447,100)
Cash flows from financing activities:		
Proceeds from loan payable to broker	249,980	
Sale of stock and capital contributions	225,000	
Decrease in loans payable to officers	(94,905)	
Net cash used in financing activates		380,075
Net decrease in cash and cash equivalents		(67,025)
Cash and cash equivalents - beginning of year		203,170
Cash and cash equivalents - end of year		$136,145
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ 31,306

The accompanying notes are an integral part of these financial statements.

NANDRA GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2003	10	$50,000	$425,000	($ 5,257)	$469,743
Net loss	-	-	-	(196,951)	(196,951)
Sale of common stock	1	5,000	-	-	5,000
Contributed paid-in capital	-	-	220,000	-	220,000
Balance at December 31, 2003	11	$55,000	$645,000	($202,208)	$497,792

The accompanying notes are an integral part of these financial statements.

NANDRA GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Beginning of year:	
New York Stock Exchange membership contributed for use by the firm subordinated to claims of general creditors	$2,000,000
Less: Change in market value of contributed membership	500,000
End of Year	$1,500,000

The accompanying notes are an integral part of these financial statements.

NANDRA GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Organization and Operations:

Nandra Group, Inc. (the "Company") is a member of the New York Stock Exchange and is also registered as a broker-dealer with the Securities and Exchange Commission. The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently the Company carries no customer accounts.

(b) Commissions:

Commission revenue and related expenses are recorded on a settlement date basis. The use of settlement rather than trade date does not materially effect the result of operations.

(c) Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments:

The carrying amount of all assets and liabilities approximate their estimated fair values.

(e) Income Taxes:

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code and New York State tax regulations. Under S corporation status, the Company's net income is taxed to its stockholders. The Company continues to pay New York City general corporation taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(f) Furniture and Equipment:

Furniture and equipment are carried at cost. Depreciation is provided using accelerated methods, based on an estimated useful life of five to seven years. At December 31, 2003 the furniture and equipment is fully depreciated.

(g) New York Stock Exchange Membership:

A membership in the New York Stock Exchange has been contributed for the use of the Company and it is carried at current market value (last sale price prior to the date of the financial statement).

(h) Cash and Cash Equivalents:

The Company generally maintains cash accounts with high credit quality financial institutions which at times may be in excess of FDIC limits.

NOTE 2 – NET CAPITAL REQUIREMENT.

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchanges Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $ 5,000 or 6 % of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $435,234, which was $380,807 in excess of its required net capital of $54,427.

NOTE 3 – PROFIT SHARING PLAN.

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable deduction to the employer under the provisions of the Internal Revenue Code. No contribution has been made for the current year.

NOTE 4 – COMMITMENTS.

(a) Seat Lease Agreements:

The Company leases three seats on the New York Stock Exchange. All of the leases are for a term of 6 months and expire on September 30, 2004, May 27, 2004 and April 30, 2004. At December 31, 2003, the portion of the lease payments guaranteed by the Company was $294,250.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6 - OTHER INCOME.

In March 2003 management of the Company, due to adverse changes in financial conditions, decided not to pay discretionary bonuses that were accrued at December 31, 2002.

NOTE 7 - LOAN PAYABLE BROKER.

The loan is due on March 26, 2004 and bears no interest.

NANDRA GROUP, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

Credits:		
Stockholders' equity	$497,792	
Debits:		
Nonallowable assets	62,558	
Net capital before haircuts		$435,234
Haircuts		-
Net capital		435,234
Minimum net capital requirement - the greater of 6 2/3% of aggregate indebtedness of $816,399 or $5,000		54,427
Excess net capital		$380,807
Ratio of aggregate indebtedness to net capital		53 to 1
Loan payable		249,980
Schedule of aggregate indebtedness:		
Accrued expenses and other liabilities		272,169
Balance of guaranteed obligations on New York Stock Exchange membership leases		294,250
		$816,399

Net capital per the above computation agrees with the net capital reflected in the Company's corresponding unaudited Part IIA FOCUS filing.

NANDRA GROUP, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Partnership does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule

NANDRA GROUP, INC.

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	October 31. 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 8 2004 WASHINGTON DC

SEC FILE NUMBER
8- 43374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nandra Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

120 Broadwav
(No and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Eichler (212) 869-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP including the practice of Eichler Bergsman and Co.
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Gutman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nandra Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jonathan Gutman
Signature

President
Title

Stewart Berger
Notary Public

STEWART BERGER
Notary Public, State of New York
No. 24-5282130
Qualified in Kings County
Commission Expires July 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of ~~Income (Loss)~~ Operations.
- ☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANDRA GROUP, INC.

DECEMBER 31, 2003

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
and Board of Directors of
Nandra Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nandra Group, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Nandra Group, Inc. to achieve all the diversions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, New York
February 26, 2004